

07007601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32283

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICON Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Fifth Avenue, Fourth Floor
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Ng (212) 418-4734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 1 3 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company, LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
MAY 2 5 2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas W. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities Corp., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Thomas W. Martin, President

Title



Notary Public

DAVID J. VERLIZZO
Notary Public, State of New York
No.02VE6020342
Qualified in Nassau County
Commission Expires March 1, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)

Financial Statements and Supplementary Information

Year ended March 31, 2007

(With Independent Auditor's Report Thereon and Supplemental Report on Internal Control)

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
INDEX
Year Ended March 31, 2007

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

The Board of Directors and Stockholder
ICON Securities Corp.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of ICON Securities Corp. (a wholly-owned subsidiary of ICON Capital Corp.) as of March 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

May 17, 2007
New York, New York

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Financial Condition
March 31, 2007

ASSETS

Cash and cash equivalents	$	191,481
Receivable from affiliate		19,157
Prepaid expenses		20,707
Total assets	$	231,345

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Due to Parent	$	37,250
Accrued expenses		15,000
Total liabilities		52,250
Commitments and contingencies (Notes 3 and 5)		
Stockholder's Equity:		
Common stock; no par value; $1 stated value; 200 shares authorized; 100 shares issued and outstanding		100
Additional paid - in capital		33,100
Retained earnings		145,895
Total stockholder's equity		179,095
Total liabilities and stockholder's equity	$	231,345

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Income
Year Ended March 31, 2007

Revenue:	
Underwriting fees	$ 3,927,071
Expenses:	
Selling, general and administrative	3,300,471
Regulatory fees and assessments	44,498
Total expenses	3,344,969
Income before provision for income taxes	582,102
Provision for income taxes	229,408
Net income	$ 352,694

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2007

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, April 1, 2006	100	$ 100	$ 33,100	$ 143,201	$ 176,401
Dividends declared	-	-	-	(350,000)	(350,000)
Net income	-	-	-	352,694	352,694
Balance, March 31, 2007	100	$ 100	$ 33,100	$ 145,895	$ 179,095

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Cash Flows
Year Ended March 31, 2007

Cash flows from operating activities:	
Net income	$ 352,694
Changes in operating assets and liabilities:	
Receivable from affiliate	55,526
Prepaid expenses	(2,989)
Due to parent	13,228
Net cash provided by operating activities	418,459
Cash flows used in financing activities:	
Dividends paid	(350,000)
Net increase in cash and cash equivalents	68,459
Cash and cash equivalents, beginning of year	123,022
Cash and cash equivalents, end of year	$ 191,481

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Notes To Financial Statements
Year Ended March 31, 2007

(1) Organization

ICON Securities Corp. (the "Company") was incorporated in the State of Delaware on April 2, 1982 and is a wholly-owned subsidiary of ICON Capital Corp. ("Capital"). The Company is a registered broker-dealer, a member of the National Association of Securities Dealers, Inc. (the "NASD"), and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the Company carries no customer funds or securities. The Company's primary business activity is to underwrite and sell units or shares in publicly registered equipment leasing partnerships or limited liability companies sponsored by Capital.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in high quality institutions and periodically evaluates the credit worthiness of these institutions in order to minimize its risk.

Income Taxes

The Company has elected to be included in the consolidated federal income tax return of ICON Holdings Corp. ("Holdings"), which is the parent of Capital. The Company is also included in the consolidated state and local income tax returns of Capital. It is the policy of Holdings and Capital to allocate a tax provision or benefit to its subsidiaries based on the estimated tax that would have been determined on a separate company basis.

Revenue Recognition

Underwriting fees are determined in accordance with the related publicly owned equipment leasing partnerships' or limited liability companies' prospectus and when the investor's subscription is accepted by the fund and earned at the rate of 2% of subscriptions received.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Capital is the General Partner or Manager of six publicly owned equipment leasing partnerships or limited liability companies (collectively, the "Funds"). The Company earns 100% of its underwriting fees from the sale of securities (units or shares) from these Funds. During the year ended March 31, 2007, underwriting fees were derived solely from the sale of shares of ICON Leasing Fund Eleven, LLC ("Fund Eleven"). The Company earns a 2% underwriting fee from the gross proceeds of sales of all shares of the Funds. Sales of units for the other Funds for which Capital is the General Partner or Manager were completed in prior years.

The Company and Capital have entered into an expense sharing agreement whereby Capital allocates a portion of its rent, salaries, commissions, employee benefits and other reasonable business expenses to the Company in connection with the operation of its sales activities. Capital also acts as a paymaster for the Company's direct expenses. During the year ended March 31, 2007, 100% of the Company's expenses were paid or incurred by Capital and allocated to the Company in accordance with the terms of the expense sharing agreement.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

(4) Income Taxes

Allocated income taxes for the year ended March 31, 2007 consisted of $170,030 for Federal income taxes and $59,378 for state and local income taxes.

(5) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under Rule 15c3-1, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1.

At March 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .38 to 1. At March 31, 2007, the Company had net capital of $139,231, which was $134,231 in excess of its required minimum net capital of $5,000.

The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(6) Subsequent Events

On April 21, 2007, Fund Eleven discontinued accepting new capital contributions and terminated its offering period. The last day that subscriptions were accepted by Fund Eleven was on April 30, 2007 for capital contributions received prior to April 21, 2007. The total amount of funds raised by Fund Eleven was approximately $365 million.

On May 7, 2007, ICON Leasing Fund Twelve, LLC was declared effective by the SEC to issue shares and accept members.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Supplementary Information
Computation of Net Capital and Aggregate Indebtedness Required by Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2007

NET CAPITAL		
Total stockholder's equity	$	179,095
Less: nonallowable assets:		
Receivable from affiliate		(19,157)
Prepaid expenses		(20,707)
Net capital	$	139,231
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	$	3,483
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	134,231
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	134,006
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness from statement of financial condition	$	52,250
Ratio of aggregate indebtedness to net capital		.38:1

Statement Pursuant to Paragraph (d)(4) of Rule 17 a-5:

There were no material differences between the calculation of net capital as reported above and the net capital as reported in the Company's Part IIA of the FOCUS Report form X-17A-5

The Company claims exemption to the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the Rule.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Board of Directors and Stockholder
ICON Securities Corp.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of ICON Securities Corp. (the "Company"), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

May 17, 2007
New York, New York

END